SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 29, 2007

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

MERCEDESSTRASSE 137, 70327 STUTTGART, GERMANY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference in the registration statements on Form F-3 of DaimlerChrysler AG and Subsidiaries (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934, 333-86936 and 333-134198) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1.               Press release: DaimlerChrysler approves share buyback program of up to €7.5 billion within one year

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this document:

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to reduce sales incentives and raise prices; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a significant decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of new emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

1

Contact: Hartmut Schick Silke Walters	Phone: +49 (0)711 17 41348 Phone: +49 (0)711 17 40624	Press information
Date:
DaimlerChrysler approves share buyback program of up to €7.5 billion within one year		August 29, 2007

Stuttgart - DaimlerChrysler (stock-exchange abbreviation DAI) today decided on a share buyback program. In exercise of the authorization granted by the Annual Meeting of April 4, 2007, the Board of Management and the Supervisory Board approved a program for the company to acquire its own shares.

This is a logical step to take in view of the high net liquidity in the industrial business as well as the good prospects for earnings and cash flows in all divisions. Following the structural and strategic realignment of the core business, this decision will also optimize the company’s capital structure and make it more efficient.

The share buyback program will be executed through the stock exchange. Nearly 10% of the outstanding shares will be acquired for an amount of up to €7.5 billion in exercise of the authorization granted by the Annual Meeting of April 4, 2007. This will fully utilize the volume authorized by the Annual Meeting. By the end of this year, treasury shares are to be acquired in a volume of approximately €3.5 billion. By the end of August 2008, the acquisition of additional shares in a volume of up to approximately €4 billion is planned, provided that the earnings situation is in line with expectations for full-year 2007. The period of the buyback program is limited until the end of August 2008.

DaimlerChrysler Communications, Stuttgart (Germany)

The shares bought back are to be cancelled at a later date without any reduction in the capital stock.

On April 4, 2007, the Annual Meeting of DaimlerChrysler AG authorized the Board of Management to acquire the company’s own shares with an allocable portion of capital stock of up to €267 million, which is nearly 10% of the capital stock, and to cancel such shares without any further resolution by the Annual Meeting. The authorization is valid until October 4, 2008. The price paid by DaimlerChrysler AG for shares bought via the stock exchange (excluding transaction costs) may not be more than 5% higher or lower than the price determined in the opening auction of Xetra trading at the Stock Exchange in Frankfurt am Main on the day when the shares are bought.

The buyback will take place under the management of a bank, which will make its decision on the times of purchase independently and without being influenced by DaimlerChrysler AG.

Information on the share buyback program will be published on the Internet at www.daimlerchrysler.com/ir.

This document contains forward-looking statements that reflect our current views about future events. The words “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should” and similar expressions are used to identify forward-looking statements. These statements are subject to many risks and uncertainties, including an economic downturn or slow economic growth, especially in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products and possible lack of acceptance of our products or services; competitive pressures which may limit our ability to raise prices and reduce sales incentives; price increases in fuel, raw materials, and precious metals; disruption of production or delivery of new vehicles due to shortages of materials, labor strikes, or supplier insolvencies; a decline in resale prices of used vehicles; the business outlook of Chrysler in which we hold an equity interest, including the ability to successfully implement its Recovery and Transformation Plan; the business outlook for our Truck Group, which may experience a stronger than originally expected decline in demand as a result of accelerated purchases in 2006 made in advance of the effectiveness of stricter emission regulations; effective implementation of cost reduction and efficiency optimization programs, including our new management model; the business outlook of our equity investee EADS, including the financial effects of delays in and potentially lower volume of future aircraft deliveries; changes in laws, regulations and government policies, particularly those relating to vehicle emissions, fuel economy and safety, the resolution of pending governmental investigations and the outcome of pending or threatened future legal proceedings; and other risks and uncertainties, some of which we describe under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the headings “Risk Factors” and “Legal Proceedings” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. If any of these risks and uncertainties materialize, or if the assumptions underlying any of our forward-looking statements prove incorrect, then our actual results may be materially different from those we express or imply

DaimlerChrysler Communications, Stuttgart (Germany)

by such statements. We do not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

DaimlerChrysler Communications, Stuttgart (Germany)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

By:	/s/ ppa. Robert Köthner
Name: Robert Köthner
Title: Vice President
Chief Accounting Officer

By:	/s/ i.V. Silvia Nierbauer
Name: Silvia Nierbauer
Title: Director

Date: August 29, 2007